Mail Stop 3561

February 27, 2009

Wei Chen, Chief Executive Officer
China Logistics Group, Inc.
7300 Alondra Boulevard
Suite 108
Paramount, California 90723

   Re: **China Logistics Group, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 29, 2009
     File No. 333-151783
     Form 10-K/A for Fiscal Year Ended December 31, 2007
     Filed December 24, 2008
     Form 10-Q for Fiscal Quarter Ended September 30, 2008
     Filed December 22, 2008
     Forms 10-Q/A for Fiscal Quarters Ended March 31 and June 30, 2008
     Filed January 12, 2009
     Form 8-K/A Filed January 20, 2009
     File No. 0-31497

Dear Mr. Chen:

  We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form S-1

General

  1. We note your response to comment two of our letter dated July 18, 2008. We re-issue that comment with respect to disclosure of the total possible profit to be realized as a result of any conversion discounts from securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table as requested in

comment two of our letter dated July 18, 2008. If no other securities are held by the selling shareholders, please state so.

2. We note your response to comment three of our letter dated July 18, 2008. As previously requested, with regard to your disclosure of prior securities transactions with China Discovery Investors, Ltd., China Direct Investments, Inc. and their affiliates, please provide us, with a view toward possible disclosure in the prospectus, with a table including the following information disclosed separately for each transaction:

    • the date of the transaction;

    • the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

    • the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

    • the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

    • the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

    • the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

    • the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Summary of the Offering, page 2

3. We note your response to comment 12 of our letter dated July 18, 2008. Please clearly state the number of shares you are registering in this offering that are owned by affiliates of the company.

4. Please show us how to reconcile the number of shares of common stock outstanding prior to the offering disclosed on page 3 to the number of shares outstanding as

reflected in the most recent balance sheet on page F-2 and the disclosure in recent sales of equity securities in Item 15.

Terms of the Offering with the Selling Security Holders, page 3

Overview of the 2008 Unit Offering, page 3

5. We note that net proceeds disclosed in the second paragraph differ from net proceeds disclosed in the consolidated statements of stockholders' deficit on page F-5. Please revise or advise. If you revise net proceeds to agree to the amount disclosed on page F-5, please also revise the tables of net proceeds at the top of pages 6 and 7 under the "Net Proceeds from the Sale of the Units" and "Comparison of Net Proceeds to us and Total Possible Profit to Selling Security Holders" subheadings.

6. We note your response to comment 19 of our letter dated July 18, 2008. Please tell us what you mean by the following statement you make on page four, using examples if necessary: "if necessary, issue additional shares to purchaser to take into account the amount paid, whether in cash or by cashless exercise, by the purchaser if the purchaser has exercised any warrants so that the per share exercise price and to the exercise price for the exercised warrants equals the lower price of the subsequent issuance." Also, please revise this sentence for clarity.

Fees and Payments Associated with the Transaction, page 5

7. We note your disclosure regarding payment of liquidated damages to investors. Please disclose whether the liquidated damages payments will be made to shareholders pro-rata by percentage of share ownership or by some other method. Please be specific. Please also disclose what amount of liquidated damages payments have been paid to date, and when you anticipate paying the remainder of the liquidated damages payments.

Risks Related to Holding our Securities, page 14

"The Exercise of Outstanding Warrants and Options and the Possible…," page 14

8. With respect to your disclosure regarding the 2006 issuance of a warrant for 110,000 shares of common stock exercisable at $6.80 per share, please disclose – here or elsewhere in your prospectus – to whom this warrant was to be issued and discuss whether you will have to issue the warrant in the future.

Management's Discussion and Analysis or Plan of Operations, page 18

Results of Operations, page 19

9. Please quantify the increase in sales attributable to volume and favorable pricing fluctuations in your discussion of sales on page 20.

Liquidity and Capital Resources, page 22

10. Please revise to clarify that you had a working capital deficit at December 31, 2007. In addition, disclose the impact of the conversion of notes payable and accrued compensation payable to related party on the increase in working capital.

11. Please revise the amount of net cash used in operating activities for the nine months ended September 30, 2007 disclosed in the first paragraph on page 24 to agree with the amount disclosed in the consolidated statements of cash flows on page F-4.

12. Your disclosure in the fourth paragraph on page 24 that proceeds from financing activities during 2007 were attributable to shareholder loans is inconsistent with the disclosure in the same paragraph that you did not undertake any financing activities in either 2007 or 2006. Please refer to our comment below regarding classification of loans to/from related party in your consolidated statements of cash flows and clarify your disclosure as appropriate.

Critical Accounting Policies, page 24

13. Please identify accounting estimates and assumptions that have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. Also discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our Business, page 26

14. We note your disclosures on page 11 and 29 that all of your management and employees are located in China. In light of this fact, and in light of the fact that Jeffrey Harrell no longer works for you, please disclose – if true – that you conduct no business from the U.S. office space you lease, which is described on page 33. If otherwise, please revise your disclosure to clarify your operations.

History of our Company, page 30

15. Please disclose the basis for the release and any consideration paid to James Joachimczyk and Graphics Distribution, Inc. in return for their general releases in October, 2008.

Executive Compensation, page 36

16. Please revise to add compensation information from your most recently completed fiscal year.

Description of Securities, page 40

Series B Convertible Preferred Stock, page 41

17. Please clarify whether the 845,000 shares of Series B convertible preferred stock includes the 120,000 shares issued as additional consideration for the acquisition of the controlling interest in Shandong Jiajia. In addition, tell us how you presented the 450,000 shares of Series B convertible preferred stock issued in June 2008 in the consolidated statements of stockholders' deficit on page F-5. Finally, show us how to reconcile the 9.5 million shares of common stock issued in March 2008 upon conversion of the Series B convertible preferred stock to the consolidated statements of stockholders' deficit on page F-5.

Selling Security Holders, page 42

18. In several places you indicate with an asterisk that a shareholder will own less than one percent of the common stock after the offering when it appears that the shareholder will own more than one percent. Please revise the disclosure to correct this or advise us of your method of calculating the percentage to be owned after the offering.

Financial Statements, page F-1

19. Please update the financial statements and related financial information in accordance with Rule 3-12 of Regulation S-X, or tell us why you are not required to do so. Refer to paragraph (b) of Rule 3-12 and paragraph (c) of Rule 3-01 of Regulation S-X.

Interim Financial Statements

20. Please address the comments below on your annual financial statements as applicable.

Consolidated Balance Sheets, page F-2

21. We note that accumulated deficit and total stockholders' deficit at December 31, 2007 differs from the amounts disclosed in the consolidated statements of stockholders' deficit on page F-5. Please revise.

Consolidated Statements of Operations, page F-3

22. Please tell us your basis in GAAP for classifying credits resulting from the recovery of bad debts in other income as opposed to operating income in the same line item that includes bad debt expense. In addition, provide us with an analysis of the allowance for doubtful accounts for each period presented showing the beginning balance, provisions/credits charged/credited to income, recoveries and ending balance.

Consolidated Statements of Stockholders' Deficit, page F-5

23. Please revise the title of the statement to reflect the fact that you do not have a total stockholders' deficit at September 30, 2008.

24. We note that net income for the year ended December 31, 2007 differs from the amount presented in consolidated statements of operations on page F-18. We also note that the "recapitalization for reverse merger" line item differs from the amount presented in the consolidated statements of stockholders' deficit on page F-19. Please revise or advise.

25. Please remove the March 31 and June 30, 2008 subtotals since balance sheets at those dates are not presented.

26. Please revise the "other comprehensive income (loss)" column to read "accumulated other comprehensive income/loss." Refer to SFAS 130.

Note 3 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7

27. Please disclose the transactions that resulted in the recognition of the gain from forgiveness of debt referred to in the second paragraph on page F-8.

Note 5 – Earnings (Losses) per Share, page F-11

28. Please show us how you computed the weighted average number of common shares outstanding used in computing basic and diluted earnings (loss) per share for each period presented. Include your computations in applying the treasury stock and if-converted methods. In addition, please disclose the number of shares issuable under securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for each period presented. Refer to paragraph 40.c of SFAS 128.

Note 6 – Stockholders' Equity, page F-12

2008 Unit Offering, page F-12

29. Please tell us whether you accrued an estimated loss under the registration payment arrangement. If so, please disclose the amount accrued and factors considered in estimating the amount of loss. If not, tell us the facts and circumstances supporting your conclusion that the conditions for accrual of a loss contingency in paragraph 8 of SFAS 5 were not met prior to the issuance of the financial statements. Refer to FSP EITF 00-19-2.

Common Stock Purchase Warrants, page F-14

30. Please disclose the settlement terms of warrants issued in connection with the 2008 unit offering. In addition, tell us why the warrants are properly classified as equity instruments in light of the guidance in SFAS 150 and SFAS 133.

31. The number of warrants outstanding at December 31, 2007 differs from the number of warrants disclosed in Note 15 on page F-31. Please revise or advise.

Annual Financial Statements

Consolidated Statement of Stockholders' Deficit, page F-19

32. Please provide us with a summary of the number, type and voting rights of securities of Shandong Jiajia ("operating company") and China Logistics Group ("shell company") outstanding before and after the acquisition and recapitalization transaction. The analysis should show the number, type and voting rights of securities

held by the shareholders of both the legal and accounting acquirers before and after the transaction. Please separately set forth the ownership of the consultants receiving securities in the transaction from those of other shareholders for both entities.

33. Please tell us why the "stock issued for acquisition" and "recapitalization for reverse merger" line items are separately presently. Please also confirm to us that the sum of these line items represents your net liabilities on the date of acquisition of the 51% interest in Shandong Jiajia. In addition, tell us the basis in GAAP for charging the net liability to additional paid-in capital rather than to retained earnings (deficit).

34. We note that stockholders' equity at December 31, 2005 includes 2,750,291 shares of common stock with a par value of $2,750. It does not appear that you issued common shares to the stockholders of Shandong Jiajia in connection with the merger. Please tell us who holds these shares and why they are reflected as outstanding shares at December 31, 2005.

Consolidated Statements of Cash Flows, page F-20

35. Please tell us your basis in GAAP for classifying amounts due to/from related party as operating cash flows as opposed to classifying cash disbursements and collections of loans to related party as investing cash flows and proceeds and repayments of loans from related party as financing cash flows. Refer to the classification guidance in SFAS 95.

Note 1 – Organization, page F-21

36. Please include a discussion of the acquisition of Shandong Jiajia similar to the disclosure on pages 30 -31 and describe why the acquisition is accounted for as a capital transaction. Also disclose that the capital structure of the consolidated entity is different from that in the historical financial statements of Shandong Jiajia in earlier periods due to reverse merger accounting and recapitalization. Please include similar disclosure in the overview section of management's discussion and analysis or plan of operations on page 18. Further, as previously requested in comment 63 in our letter dated July 18, 2008 please tell us:

- Why finders and consultants received such a significant ownership interest in the combined entity and whether consultant fees include services that are not directly related to the acquisition/recapitalization transaction;

- Why finders and consultant fees were structured such that you issued non-voting preferred shares immediately convertible into voting common stock;

- Whether the finders and consultant fees were contingent on the successful completion of the transaction; and

- How the finders and consultant fees are accounted for in the pre-merger financial statements and/or post-merger financial statements of the combined entity, and the basis in GAAP for your accounting treatment.

37. Please tell us how you determined the percentage interest in Shandong Jiajia acquired on December 31, 2007.

38. Please revise your disclosure in the fifth paragraph and elsewhere to state that all share and per share information contained in the report gives retroactive effect, as opposed to pro forma effect, to the 1 for 40 reverse stock split of your common stock on March 11, 2008. In addition, we note several instances throughout the footnotes and elsewhere in the filing where you have not given retroactive effect to the reverse stock split. Please revise your disclosure throughout the filing as appropriate.

Note 2 – Restatement of Financial Statements, page F-21

39. Please disclose the effect of the correction of the accounting errors on each financial statement line item, including per-share amounts. Refer to paragraph 26.b of SFAS 154. Also revise your disclosure to the extent necessary for an understanding of the effects of correction of the accounting errors on particular line items.

Note 4 – Summary of Significant Accounting Policies, page F-23
Revenue Recognition, page F-23

40. Please also disclose when you recognize direct shipping costs incurred in providing your freight forwarding services. Refer to EITF 91-1.

41. Reference is made to your disclosure in the last paragraph on page 27, which states that when agents purchase shipping spaces the profits from the orders are evenly shared. Please disclose your revenue and expense recognition policies for these arrangements.

Stock-Based Compensation, page F-24

42. It does not appear that your accounting policy to measure compensation cost on the date of grant of stock options as the excess of the current market price of the underlying common stock over the exercise price complies with SFAS 123(R). Please revise or advise.

Earnings (Losses) Per Share, page F-24

43. Please show us how you computed the weighted average number of common shares outstanding used in computing basic and diluted earnings (loss) per share for each year

presented. Include your computations in applying the treasury stock and if-converted methods. In addition, disclose issuable securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for each period presented. Refer to paragraph 40.c of SFAS 128.

Note 5 – Accounts Receivable, page F-25

44. Please provide us with an analysis of the allowance for doubtful accounts for each year presented showing the beginning balance, provisions/credits charged/credited to income, recoveries and ending balance.

Note 6 – Convertible Note Payable – David Aubel, Related Party, page F-25

45. We reviewed your response to comment 50 in our letter dated July 18, 2008 and the revisions to your disclosure. Please tell us the accounting entries, including dollar amounts, you recorded to recognize the receivable from Mr. Aubel and the subsequent impairment loss. Also tell us why you believe your accounting complies with GAAP citing relevant accounting literature. In addition, tell us why you believe that the use of a December 3, 2005 commitment date to determine the intrinsic value of conversion options related to cash advances after that date complies with the guidance in Issue 4 of EITF 00-27.

46. Please tell us the amount of advances due from Mr. Aubel at December 31, 2004 or otherwise explain to us why the amounts of note reduction in the second table on page F-26 exceed the amount of funds advanced as disclosed in the first table.

Note 8 – Stock Options, page F-26

47. Please explain to us how you booked the fair value of the stock option issued given that the option was issued as partial consideration for the acquisition of the 51% interest in Shandong Jiajia.

Note 11 – Reverse Acquisition, page F-27

48. It does not appear that the table of cost associated with the transaction reflects the substance of the acquisition/recapitalization transaction or that a summary of other costs is relevant in light of the fact that the transaction was recorded at the historical cost basis of the assets and liabilities acquired. Please clarify your disclosure in light of your accounting treatment or otherwise advise.

Note 12 – Stockholders' Equity, page F-28

49. Please show us how to reconcile the disclosure in the eighth paragraph on page F-29 regarding the issuance of 200,000 shares in connection with the acquisition to your disclosure in Note 11.

Note 15 – Common Stock Warrants, page F-31

50. Please tell us how you are accounting for the warrants and the basis in GAAP for your accounting treatment. In addition, disclose the settlement terms of the warrants.

Item 15. Recent Sales of Unregistered Securities, page II-1

51. Please tell us how to reconcile the following transactions to the disclosures in notes 11 and 12 of the annual financial statements:

- 62,500 shares of common stock issued in May 2007 as disclosed in the fifth paragraph on page II-3;

- 250,000 shares of common stock issued in September 2007 as disclosed in the second paragraph on page II-4; and

- 837,500 shares of Series B convertible preferred stock issued on December 31, 2007 as disclosed in the fifth paragraph on page II-4.

Also, please tell us why you have excluded the issuance of stock options in this item.

Undertakings, page II-7

52. Please re-number your undertakings so they are numbered consecutively. Undertaking number five currently follows number three.

Signatures, page II-8

53. Please correct the company's name on the signature block.

Exhibit 23.1 – Independent Registered Accounting Firm Consent

54. We note that the consent does not refer to the dual-dated report included in the filing. Please have your independent registered public accounting firm refer to the report included in the filing.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

> 55. We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies your Form 10-K/A as a "quarterly" report. In future filings, revise your certification to remove the word "quarterly." Also, remove the word "quarterly" from the certifications in your future filings on Form 10-Q.

Form 10-K/A for Fiscal Year Ended December 31, 2007 Filed December 24, 2008, Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed December 22, 2008 and Form 10-Q/A for Fiscal Quarter Ended March 31, 2008 and Fiscal Quarter Ended June 30, 2008 Filed January 12, 2009

> 56. Please address the above comments as applicable. In addition, in future filings, please revise management's discussion and analysis of financial condition and results of operations to include the type of disclosures included in the registration statement. Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 available on out web site.

Form 8-K/A Filed January 20, 2009

> 57. Amendments filed pursuant to Exchange Act Rule 12b-15 must set forth the complete text of each item as amended. Please revise to include the complete text of Item 9.01. In doing so, revise the pro forma financial statements to reflect the correction to your accounting for the acquisition and recapitalization transaction. In addition, please revise to provide the information that would be required by an initial registration statement on Form 10. See Item 201(f) of Form 8-K.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James Schneider, Esq.
        Via Facsimile